SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE REGULAR AND SPECIAL MEETINGS OF SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S.A. , HELD ON APRIL 01, 2005

1.  DATE, TIME AND PLACE: Meetings instated and cumulatively held on April 01, 2005 , at 02:00 p.m. , on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of São Paulo State.

2. CALL NOTICE: The meeting was called through first call notice published in the State of São Paulo Official Gazette, issues of February 23, 24 and 25, 2005 (Empresarial – pages 20, 52 and 77, respectively), and in "Gazeta Mercantil" newspaper, issues of February 23, 25 and 28, 2005 (pages A-7, A-5 and A-17, respectively).

3.  AGENDA:

Of the Regular Meeting of Shareholders

(1)  To receive the Management's Report, examine, discuss and vote the financial statements of the company, relating to fiscal year ended on 12.31.2004;

(2)  To elect the members of the Audit Committee of the Company; and

(3)  To set the overall annual compensation of the directors/officers and the individual compensation of the members of the Audit Committee.

Of the Special Meeting of Shareholders :

(1)  to confirm the wording of article 5 of the Articles of Incorporation, as suggested by the Board of Directors at a meeting held on 01.07.2005, which confirmed the increase in the capital stock of the company;

(2)  to group the 1,582,563,526,803 registered/book-entry type shares, with no face value, being 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, of the Capital Stock, in the proportion of two thousand and five hundred (2,500) shares for one (1) share of the respective type, converting them into 633,025,410 registered/book-entry type shares, with no face value, being 221,158,772 common shares and 411,866,638 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, with consequent amendment to article 5 of the Articles of Incorporation;

(3)  in consequence of the proposal for grouping of shares, to amend article 4 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to one trillion and eight hundred billion (1,800,000,000,000) shares to seven hundred and twenty million (720,000,000) shares.

4.  ATTENDEES: The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, as recorded and signed in the Shareholders Attendance Book, as well as by Mr. Luis Saraiva Castel-Branco de Avelar – Company Executive Vice-President for Marketing and Innovation, Mr. José Domingos do Prado, representing Deloitte Touche Tohmatsu Auditores Independentes, Mr. Norair Ferreira do Carmo, representing the Audit Committee, and Mr. Carlos Cesar Mazur, the Company's Accountant.

5.  PRESIDING BOARD : Evandro Luís Pippi Kruel – Chairman of the Meeting and Simone Wilches Braga – Secretary of the Meeting.

6.  RESOLUTIONS :

6.1  Upon starting with the businesses of the meeting, the Chairman made it clear that the minutes of the meeting would be drawn-up as a summary of the facts occurred therein, containing solely a transcript of the resolutions made, as permitted in article 130, § 1 of the Joint-Stock Corporations Act, and informed that documents or proposals, vote or dissenting statements regarding the matters to be resolved should be submitted in writing to the Presiding Board which, for such purpose, would be represented by the Secretary of the Meeting. Thus, in relation to item "1" of the agenda, the Chairman informed that the pertinent documents relating to the management's report were available to the shareholders. Such documents include: the Annual Report, the Financial Statements, together with the Independent Auditors' Opinion, and the Audit Committee Opinion, all of them referring to the fiscal year ended on 12.31.2004. Following, the Chairman proposed and the attendees accepted to waive the reading of the referred documents, since they were known to all of them present to the meeting, which documents, in compliance with the due legal provisions, were published in the State of São Paulo Official Gazette (Caderno Empresarial, pages 45 to 54) and in "Gazeta Mercantil" newspaper (pages C-2 to C-7), issues of February 18, 2005. Upon being submitted to discussion and, following, to voting, with abstention from voting of the shareholders represented by Fundação Economiários Federais – FUNCEPF, Cititelecom Fdo de Invest em Quotas de Fdo Inv Ações, Citiações Renda Fixa Fdo de Inv em Ações, Citi Institucional Ações Fdo Inv em Ações, Portfólio Ações Fdo de Inv em Ações and Citiações Fdo de Inv em Ações , the matter contained in item 1 of the agenda was approved by unanimous vote of the shareholders present to the meeting, whereby the Annual Report, the Financial Statements, together with the Independent Auditors' Opinion and the Audit Committee Opinion for fiscal year ended on 12.31.2004 were fully and expressly approved, without any reserve or restriction whatsoever.

6.2  As for item "2" of the agenda, which deals with election of members to the Audit Committee, after the nominations were duly received by the Presiding Board and the votes counted, the following members were elected to the Audit Committee of the Company: a) By the holders of preferred share representing 1.08% of shares of this kind, which vote was given by shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação dos Economiários Federais - FUNCEF , at a separate voting, as full member , Mr. Nelson Jimenes, Brazilian, married, lawyer, holder of identity card RG nº 2924823, SSP/BA and of CPF nº 070.521.118-53, residing and domiciled in the City of Catanduva, State of São Paulo, at Rua Getulina, 60, Parque Iracema, and as deputy member , Mr. João Botelho, Brazilian, married, bachelor of sciences of Law, holder of CPF/MF no. 583.498.718-49 and of identity card no. 5796023, SSP/SP, residing and domiciled in the City of Ribeirão Preto, São Paulo, at Rua Niterói, no. 705, quadra 08, casa 10, Lagoinha ; b) In compliance with the legal and statutory provisions governing election, in separate, of the minority representatives to the Audit Committee, it has been found out in the Attendance Book that the percentile of minority shareholders present to the meeting did not reach the minimum 10% of the voting shares, as set forth in letter "a", paragraph 4, article 161 of Law no. 6404/76; c) By the general vote of holders of common shares, as full members , Norair Ferreira do Carmo , Brazilian, married, accountant, holder of identity card nº 16220475 SSP/SP and of CPF (Individual Taxpayer Card) nº 054.307.008-51, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Martiniano de Carvalho nº 851, 17º andar, São Paulo-SP and Evandro Luis Pippi Kruel , Brazilian, married, lawyer, holder of OAB/RS (Brazilian Bar Association/RS Chapter) Card no. 18.780, enrolled with the CPF/MF sob o nº 315.671.000-82, residing and domiciled at Rua João Lira nº 122, aptº 601, Leblon, Rio de Janeiro/RJ and, as deputy members , Wolney Querino Schüler Carvalho, Brazilian, married, accountant, holder of identity card nº 1.980.386-4 SSP/PR, enrolled with the CPF under nº 348.333.669-91, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua do Livramento, 66, bloco A, 1º andar, São Paulo-SP and Fabiana Faé Vicente Rodrigues , Brazilian, single, lawyer, holder of Identity Card RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148- 05, residing and domiciled in the City of São Paulo-SP, with offices at Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo-SP. The term of office of all the Members of the Audit Committee elected herein shall begin on this date and end on the date of the 2006 Annual Meeting of Shareholders, it being further declared that none of persons elected herein was charged of any crimes which might prevent them from exercising their duties.

6.3  As for item "3" of the agenda, which deals with establishment of the compensation of the members of the Executive Committee, of the Board of Directors and of the Audit Committee, it has been unanimously approved by the shareholders present to the meeting, with abstention from voting of shareholders Fundação dos Economiários Federais – FUNCEF, Cititelecom Fdo de Invest em Quotas de Fdo Inv Ações, Citiações Renda Fixa Fdo de Inv em Ações, Citi Institucional Ações Fdo Inv em Ações, Portfólio Ações Fdo de Inv em Ações and Citiações Fdo de Inv em Ações , that the overall annual compensation of the directors/officers be determined as five million, two hundred and forty-four thousand, four hundred and forty-four reais and ninety cents (R$ 5,244,444.90), it being incumbent upon the Board of Directors to proceed to the distribution thereof among its members and the members of the Executive Committee. It has been further unanimously approved by the shareholders present to the meeting, with abstention from voting of shareholders Fundação dos Economiários Federais – FUNCEF, Cititelecom Fdo de Invest em Quotas de Fdo Inv Ações, Citiações Renda Fixa Fdo de Inv em Ações, Citi Institucional Ações Fdo Inv em Ações, Portfólio Ações Fdo de Inv em Ações and Citiações Fdo de Inv em Ações , that the compensation of the members of the Audit Committee be determined as five thousand reais (R$5,000.00) monthly, in compliance with the provisions in Law no. 6404/76.

6.4  In connection with the matters in the agenda of the Special Meeting of Shareholders, as for item "1" , it has been unanimously approved by the shareholders present to the meeting , with abstention from voting of shareholders Fundação dos Economiários Federais - FUNCEF , Cititelecom Fdo de Invest em Quotas de Fdo Inv Ações, Citiações Renda Fixa Fdo de Inv em Ações, Citi Institucional Ações Fdo Inv em Ações, Portfólio Ações Fdo de Inv em Ações and Citiações Fdo de Inv em Ações, Philips Eletronics North América Corporation Máster Retirement Trust, to ratify the wording of article 5 of the Articles of Incorporation, as suggested by the Board of Directors at a meeting held on 01.07.2005, which approved the increase in the capital stock of the company, which shall hereinafter read as follows : "Art. 5 – The subscribed and fully paid-up capital is six billion, four hundred and twenty-seven million, five hundred and fifty-seven thousand, three hundred and forty-one reais and twenty cents (R$ 6,427,557,341.20), divided into one trillion, five hundred and eighty-two billion, five hundred and sixty-three million, five hundred and twenty-six thousand, eight hundred and three (1,582,563,526,803) shares, of which five hundred and fifty-two billion, eight hundred and ninety-six million, nine hundred and thirty-one thousand, one hundred and fifty-four (552,896,931,154) are common shares and one trillion, twenty-nine billion, six hundred and sixty-six million, five hundred and ninety-five thousand, six hundred and forty-nine (1,029,666,595,649) are preferred shares, all of them of book-entry type, with no face valu."

6.5  As for item "2" of the agenda, the shareholders present to the meeting, with abstention from voting of shareholder Fundação dos Economiários Federais – FUNCEF , unanimously approved the proposal to group the 1,582,563,526,803 registered, book-entry type shares, with no face value, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares, of the Capital Stock, in the proportion of two thousand and five hundred (2,500) shares for one (1) share of the respective type, whereby the Capital Stock of the company will be represented by 633,025,410 registered, book-entry type shares, with no face value, of which 221,158,772 are common shares and 411,866,638 are preferred shares; in accordance with the provisions in Article 12 of Law no. 6404/76, the Executive Committee of the Company will be authorized to implement all the acts necessary for this transaction to be carried out, in the following terms: (i) the shareholders of the Company will be granted a term from April 04, 2005 until May 03, 2005 for them, at their free and sole discretion, to adjust their stock positions, per types, in multiple lots of two thousand and five hundred (2,500) shares, by trading through securities dealers authorized to operate by the BOVESPA; (ii) as from May 04, 2005, the shares of the capital stock of the Company shall not be traded unless if they are grouped and for a price in Reais (R$) per share; (iii) on May 20, 2005, all the fractional shares resulting from the Stock Grouping will be sold at an auction in the BOVESPA. The fractional shares shall be debited to the shareholders' positions, prior to the auction, and the sale proceeds shall be made available in the name of each holder of fractional shares on May 31, 2005; and (iv) as from May 04, 2005, each ADR will represent one (1) preferred share thereof. In face of the grouping herein approved, article 5 of the Articles of Incorporation shall hereinafter read as follows: " Art. 5 – The subscribed and fully paid-up capital stock six billion, four hundred and twenty-seven million, five hundred and fifty-seven thousand, three hundred and forty-one reais and twenty cents (R$ 6,427,557,341.20), divided into six hundred and thirty-three million, twenty-five thousand, four hundred and ten (633,025,410) shares, of which two hundred and twenty-one million, one hundred and fifty-eight thousand, seven hundred and seventy-two (221,158,772) are common shares and four hundred and eleven million, eight hundred and sixty-six thousand, six hundred and thirty-eight (411,866,638) are preferred shares, all of them of book-entry type, with no face value ."

6.6  As for item "3" of the agenda of the AGE, the shareholders present to the meeting, with abstention from voting of shareholder Fundação dos Economiários Federais – FUNCEF , unanimously approved the proposal to amend article 4 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to one trillion and eight hundred billion (1,800,000,000,000) shares to a limit of up to seven hundred and twenty million (720,000,000) shares, which article shall hereinafter read as follows: " Art. 4 – The Company may increase its capital stock up to the limit of seven hundred and twenty million (720,000,00) shares, whether common or preferred, regardless of amendment to the articles of incorporation, the Board of Directors being the competent body to make resolutions on the increase and consequent issuance of new shares within the referred limit ."

7.  APPROVAL AND SIGNATURES: After all the matters in the agenda were examined, the minutes of the meeting were read, approved and signed by the attendees, the shareholders being aware that it would be drawn-up in Summary form. It has been further recorded that, as permitted in § 2 of article 130 of Law no. 6404/76, they authorized the minutes to be published without showing the signatures of the shareholders. Porto Alegre, March 30, 2005. Signatures : Evandro Luís Pippi Kruel – Chairman of the meeting; Simone Wilches Braga – Secretary of the meeting; Brasilcel, B.V.-by Evandro Luis Pippi Kruel; Portelcom Participações S/A - by Simone Wilches Braga; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI - by Camila Cristina Anello; Fundação dos Economiários Federais – FUNCEF - by Camila Cristina Anello - Cititelecom Fdo de Invest em Quotas de Fdo Inv Ações, Citiações Renda Fixa Fdo de Inv em Ações, Citi Institucional Ações Fdo Inv em Ações, Portfólio Ações Fdo de Inv em Ações, Citiações Fdo de Inv em Ações, Aegontransamerica Series Fun Inc V K AC Int Alloc, Bell Atlantic Master Pension Trust, Philips Elect North Am Corp Master Re Trust, The Master Trust Bank of Japan Ltd Re MTBC400035147 - by Daniel Alves Ferreira; Credit Agricole Asset Management - by Carlos Augusto Ferreira de Melo.

I hereby certify that this is faithful copy of the original minutes that were drawn-up in the proper book.

Evandro Luis Pippi Kruel

Chairman of the Meeting – OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.